- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 1995 (Fee Required)

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) For the transition period from _____________to
     _______________


                         COMMISSION FILE NUMBER 33-66412


                          A.P.S., INC. PARTNERSHIP PLAN
                            (Full title of the plan)


                             APS HOLDING CORPORATION
                     15710 JOHN F. KENNEDY BLVD., SUITE 700
                            HOUSTON, TEXAS 77032-2347
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          A.P.S., INC. PARTNERSHIP PLAN

                                TABLE OF CONTENTS

                                   ----------


                                                          PAGE
                                                          ----
Report of Independent Accountants                           2

Financial Statements:

  Statement of Net Assets Available for Benefits With
    Fund Information as of December 31, 1995                3

  Statement of Net Assets Available for Benefits With
    Fund Information as of December 31, 1994                4

  Statement of Changes in Net Assets Available for
    Benefits With Fund Information for the year ended
    December 31, 1995                                       5

  Notes to Financial Statements                             6

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment
    Purposes at December 31, 1995                          13

  Item 27d - Schedule of Reportable Transactions for
    the year ended December 31, 1995                       14

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Benefits Administration Committee of A.P.S., Inc.:

We have audited the accompanying statements of net assets available for benefits of the A.P.S., Inc. Partnership Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules identified in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                /s/  COOPERS & LYBRAND L.L.P.


Houston, Texas
May 31, 1996

                          A.P.S., INC. PARTNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                DECEMBER 31, 1995

                                   ----------


                                                                      Supplemental Fund Information
                                            ----------------------------------------------------------------------------------------
                                                       Bernstein    Bernstein   APS Class A
                                            Fidelity     Global   Intermediate      Common   SEI Stable  Participant  Administrative
                                            Magellan     Value      Duration        Stock       Asset       Loans        Account
                                            --------     -----      --------        -----       -----       -----        -------
Assets:
  Investments, at contract value           $       -   $       -   $       -      $     -    $3,674,281    $      -      $    -
  Investments, at fair market value         7,484,216   2,915,494   1,831,294      540,203            -           -           -
  Short-term cash investments                 318,687     155,299      47,507       42,357      220,660       45,662      31,993
  Loans to participants                            -           -           -            -            -     1,032,639          -
  Receivables:
     Employee contributions                    69,798      31,974      18,957       20,546       29,992           -           -
     Employer contributions, net               28,405      12,405       7,430        8,309        2,119           -           -
     Investment income                          3,734       1,737         796          664          917          224         210
     Loan repayments (distributions), net      12,901       5,855       3,119        2,815        4,668      (29,358)         -
                                           ----------  ----------  ----------     --------   ----------   ----------    --------
          Total assets                      7,917,741   3,122,764   1,909,103      614,894    3,932,637    1,049,167      32,203

Liabilities:
  Contributions refund payable                134,964      53,964      27,295        9,184       24,214           -           -
  Other, net                                   42,578      16,755      10,028        2,883       20,599       10,202          -
                                           ----------  ----------  ----------     --------   ----------   ----------    --------
Net assets available for benefits         $ 7,740,199 $ 3,052,045 $ 1,871,780    $ 602,827  $ 3,887,824  $ 1,038,965    $ 32,203
                                           ----------  ----------  ----------     --------   ----------   ----------    --------
                                           ----------  ----------  ----------     --------   ----------   ----------    --------


                                             Total
                                            ------

Assets:
  Investments, at contract value          $ 3,674,281
  Investments, at fair market value        12,771,207
  Short-term cash investments                 862,165
  Loans to participants                     1,032,639
  Receivables:
     Employee contributions                   171,267
     Employer contributions, net               58,668
     Investment income                          8,282
     Loan repayments (distributions), net          -
                                          -----------
          Total assets                     18,578,509

Liabilities:
  Contributions refund payable                249,621
  Other, net                                  103,045
                                          -----------
Net assets available for benefits         $18,225,843
                                          -----------
                                          -----------

    The accompanying notes are an integral part of the financial statements.

                          A.P.S., INC. PARTNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                DECEMBER 31, 1994

                                  ------------


                                                                 Supplemental Fund Information
                                            ------------------------------------------------------------------------
                                                        Bernstein    Bernstein  APS Class A                  Loan &
                                            Fidelity      Global   Intermediate    Common     SEI Stable    Benefit
                                            Magellan      Value      Duration      Stock        Asset       Payments      Total
                                            --------      -----      --------      -----        -----       --------      -----
Assets:
  Investments, at contract value           $       -   $       -   $       -     $     -      $2,740,910    $     -    $2,740,910
  Investments, at fair market value         4,789,563   1,970,030   1,338,182     240,323             -           -     8,338,098
  Short-term cash investments                  24,914      22,126      22,824      22,953        261,372     212,077      566,266
  Loans to participants                            -           -           -           -              -      650,251      650,251
  Receivables:
     Employee contributions                    60,487      28,884      16,020      13,985         23,451          -       142,827
     Employer contributions, net               18,030       9,599       4,388       5,530         (7,027)         -        30,520
     Investment income                          8,542      18,684      10,119         373          1,891         814       40,423
     Loan repayments (distributions), net       7,869       3,454       1,749       1,344          3,097     (17,513)          -
                                           ----------  ----------  ----------    --------     ----------    --------  -----------
          Total assets                      4,909,405   2,052,777   1,393,282     284,508      3,023,694     845,629   12,509,295

Liabilities:
  Transfers payable (receivable), net         (93,566)    (47,813)    (26,954)    (24,065)       (20,493)    212,891           -
  Other, net                                    8,093          -        2,513          -              -           -        10,606
                                           ----------  ----------  ----------    --------     ----------    --------  -----------
Net assets available for benefits         $ 4,994,878 $ 2,100,590 $ 1,417,723   $ 308,573    $ 3,044,187   $ 632,738 $ 12,498,689
                                           ----------  ----------  ----------    --------     ----------    --------  -----------
                                           ----------  ----------  ----------    --------     ----------    --------  -----------

    The accompanying notes are an integral part of the financial statements.

                          A.P.S., INC. PARTNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                  ------------


                                                                      Supplemental Fund Information
                                            ----------------------------------------------------------------------------------------
                                                       Bernstein    Bernstein   APS Class A
                                            Fidelity     Global   Intermediate      Common   SEI Stable  Participant  Administrative
                                            Magellan     Value      Duration        Stock       Asset       Loans        Account
                                            --------     -----      --------        -----       -----       -----        -------

Additions:
  Contributions:
   Employee                                $1,050,758  $  454,727  $  348,746     $338,603   $  840,138     $     -     $     -
   Employer                                   292,917     162,592      91,240       99,772      132,751           -           -
  Investment income:
   Interest income - participant loans         20,099       9,653       5,168        3,330        8,272           -           -
   Interest income - other                     13,072       6,239       4,480        3,271        9,278        1,666          -
   Dividend income                            424,753           6      89,067           -       207,072           -           -
  Net appreciation (depreciation)           1,445,730     617,225     153,494      (73,054)          -            -           -
                                           ----------  ----------  ----------     --------   ----------     --------    --------
          Total additions                   3,247,329   1,250,442     692,195      371,922    1,197,511        1,666          -
                                           ----------  ----------  ----------     --------   ----------     --------    --------
Deductions:
  Distributions                               272,763     133,140      61,307       32,185      337,716           -           -
  Administrative expenses                      80,461      41,683      22,104        6,601       45,951           -           -
  Transfers, net                              148,784     124,164     154,727       38,882      (29,793)    (404,561)    (32,203)
                                           ----------  ----------  ----------     --------   ----------     --------    --------
      Total deductions                        502,008     298,987     238,138       77,668      353,874     (404,561)    (32,203)
                                           ----------  ----------  ----------     --------   ----------     --------    --------
Increase in net assets available
  for benefits                              2,745,321     951,455     454,057      294,254      843,637      406,227      32,203

Net assets available for benefits,
  beginning of year                         4,994,878   2,100,590   1,417,723      308,573    3,044,187      632,738          -
                                           ----------  ----------  ----------     --------   ----------     --------    --------
Net assets available for benefits,
  end of year                              $7,740,199  $3,052,045  $1,871,780     $602,827   $3,887,824   $1,038,965    $ 32,203
                                           ----------  ----------  ----------     --------   ----------     --------    --------
                                           ----------  ----------  ----------     --------   ----------     --------    --------

                                             Total
                                          -----------
Additions:
  Contributions:
   Employee                              $  3,032,972
   Employer                                   779,272
  Investment income:
   Interest income - participant loans         46,522
   Interest income - other                     38,006
   Dividend income                            720,898
  Net appreciation (depreciation)           2,143,395
                                         ------------
          Total additions                   6,761,065
                                         ------------
Deductions:
  Distributions                               837,111
  Administrative expenses                     196,800
  Transfers, net                                   -
                                         ------------
      Total deductions                      1,033,911
                                         ------------
Increase in net assets available
  for benefits                              5,727,154

Net assets available for benefits,
  beginning of year                        12,498,689
                                         ------------
Net assets available for benefits,
  end of year                            $ 18,225,843
                                         ------------
                                         ------------

    The accompanying notes are an integral part of the financial statements.

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  ------------

1.  DESCRIPTION OF THE PLAN:

The A.P.S., Inc. Partnership Plan (the "Plan") is a defined contribution plan covering all full-time employees of A.P.S., Inc. and its subsidiaries ("APS") who have completed one year of service and attained the age of twenty-one. The Plan is subject to the provisions of section 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, and of the Employee Retirement Income Security Act of 1974 ("ERISA"). A more complete description of the Plan's provisions can be found in the Plan document.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles. The following is a summary of significant accounting policies:

CONTRIBUTIONS

Each participant may elect to defer a portion of his or her salary as a pre-tax basic contribution of at least two percent, and not more than eight percent of his or her compensation for each pay period. For the years ended December 31, 1995 and December 31, 1994, in accordance with limitations set by the Internal Revenue Code, participant contributions to the Plan could not exceed $9,240, respectively. APS makes a matching contribution of 50% of each participant's contribution to the Plan up to six percent of the participant's compensation. Such matching contributions are allocated to each participant's account as of the end of each month.

DISTRIBUTIONS

The account of a withdrawing participant is valued at an amount equal to its value as of the latest monthly valuation date preceding actual distribution, plus any contributions made by the participant from the date of the last valuation to the date of the withdrawal. Participants or beneficiaries receive their benefits in a single lump-sum distribution. Participants are eligible for a distribution following termination of service, attainment of age 59 1/2 or for financial hardship. Unpaid distributions for withdrawn participants are not reported as liabilities but are included in net assets available for benefits.

INVESTMENTS

Investments are comprised of shares in two funds that are managed by Sanford C. Bernstein & Co., Inc. (the "Berstein fund"), shares in a fund managed by Fidelity Management & Research Company (the "Fildelity fund"), units of participation in a fund holding primarily guaranteed investment contracts that is managed by Eagle Trust Company and shares of APS Holding Corporation's Class A common stock, $.01 par value per share ("APS Common Stock"). Shares in the Bernstein and Fidelity funds are valued based on the fair market

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  ------------

value of the related funds as determined by the quoted closing market price on the last trading day of the fiscal year. The units of participation are valued at the fair value of the fund's underlying net assets as determined by the quoted closing price for those securities for which market quotations are available or with respect to other assets, fair value as determined in good faith by Eagle Trust Company. The shares of APS Common Stock are valued based on the fair market value as determined by the quoted closing price per share. Shares and units are purchased and sold at their market value on the date of the transaction. Gain or loss on sales of shares and units are based on average cost. Dividend income is reported on the ex dividend date. Interest income is recorded as earned on the accrual basis.

The net appreciation or depreciation presented in the statement of changes in net assets available for benefits consists of realized gains or losses on shares or units redeemed during the period and the net change in unrealized appreciation or depreciation on shares held at year-end.

The Plan invests its excess cash into short-term, interest bearing accounts managed by Texas Commerce Bank, N.A. ("TCB" or the "Trustee"). Such cash investments, for which the Plan does not require collateral, totalled $862,165 and $566,266 at December 31, 1995 and 1994, respectively.

ADMINISTRATIVE EXPENSES

Consulting expenses, trustee fees, administrative overhead and all other administrative costs are borne by the Plan.

MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  ------------

3.  PLAN PROVISIONS:

INVESTMENT OPTIONS

Participants may elect to have their own and APS matching contributions invested in one or more of the following funds:

                                                                  Number of
                                                               Participants at
                                                              December 31, 1995
                                                              -----------------

SEI STABLE ASSET FUND ("SEI") - managed with the objective
of providing preservation of principal, stable rate of
return and liquidity by investing primarily in guaranteed
investment contracts from insurance companies ("GICs").  The average yield of SEI was 6.60% and 6.02% for the years ended
December 31, 1995 and December 31, 1994, respectively.  SEI, managed in accordance with strict credit quality and
diversification guidelines, received AAA (superior quality)
credit interest ratings from major rating agencies at
December 31, 1995 and December 31, 1994, respectively.  As a result of SEI's concentration in GICs, this fund may be
subject to greater risk than a fund that does not
concentrate in the insurance industry.  In addition to
maintaining investments in guaranteed investment contracts,
SEI held investments in repurchase agreements for which
securities pledged as collateral were held by a third party
custodian bank until maturity of the repurchase agreements.
Provisions of repurchase agreements and procedures adopted
by the fund's trustee, Eagle Trust Company, are designed to
ensure that the market value of the collateral is sufficient in the event of default by the counterparty. If the
counterparty defaults and values of the collateral decline
or if the counterparty enters insolvency proceedings,
realization of the collateral by the fund may be delayed or
limited.  At December 31, 1995, SEI held a JP Morgan
Repurchase Agreement, 5.78%, dated December 29, 1995,
maturing January 2, 1996.  The Plan's proportionate share of the contract amount of such repurchase agreement is
$129,422.  Based on information provided by SEI, the Plan
does not believe there is a material difference between the
market value and contract value of the guaranteed investment
contracts.                                                            818

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  ------------


BERNSTEIN INTERMEDIATE DURATION FUND - managed with the
objective of seeking returns consistent with a prudent level of risk by investing primarily in fixed income securities
such as U.S. Treasury Securities, mortgaged-related
securities, agencies and corporate bonds of high average
credit quality.                                                      614

BERNSTEIN GLOBAL VALUE FUND - managed with the objective of
seeking the highest investment return consistent with
prudent risk through investment in an internationally
diversified portfolio of securities.                                 842

FIDELITY MAGELLAN FUND - managed with the objective of
seeking long-term capital appreciation by investing
primarily in a diversified group of common stocks and
securities convertible into common stocks.                         1,144

APS HOLDING CORPORATION CLASS A COMMON STOCK - invested in
the Class A Common Stock of  APS Holding Corporation, the
parent company of APS.                                               584

VESTING

A participant is 100% vested in the current market value of his or her contributions to the Plan. Each participant, or his or her beneficiary in the event of a participant's death, obtains fully-vested rights to their share of APS matching contributions upon five years of service with APS or upon their retirement, death or disability. Participants not fully vested receive rights to APS matching contributions as follows:

             Years of Employment   Vested Percentage
             -------------------   -----------------

                 Less than 3               0%
                 3 but less than 4    33 1/3%
                 4 but less than 5    66 2/3%
                 5 or more               100%

FORFEITURES

All APS contributions credited to the participant's account but not vested are forfeited by the participant upon withdrawal of the full vested value of his or her account. Forfeitures of APS contributions credited to a participant's account are applied to reduce subsequent APS contributions. There are no forfeitures for partial withdrawals. The accompanying statement of changes in net assets available for benefits at December 31, 1995 includes forfeitures of $57,024.

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  ------------

PARTICIPANT LOANS

Participants may obtain loans from their vested account balance. Loans must be for a minimum of $1,000 and may not exceed the lesser of (i) $50,000 or
(ii) 50% of the participant's vested account balance. Loans to be used for the purchase of a participant's primary residence may be for up to 30 years; loans for other purposes may be for up to 5 years. Interest rates on loans outstanding at December 31, 1995 and December 31, 1994 range from 4.125% to 10.750%. Repayment is made by payroll deductions. The fair market value of participant loans approximate their carrying amounts in the Statement of Net Assets Available for Benefits With Fund Information for the years ended December 31, 1995 and December 31, 1994.

4.  INVESTMENTS:

The historical cost and fair value of each of the investments representing five percent or more of the net assets available for benefits at December 31, 1995 and 1994 were as follows:

FUND DESCRIPTION                                              1995                          1994
- ----------------                                  -----------------------      ---------------------------
                                                  Historical        Fair        Historical          Fair
                                                      Cost          Value          Cost            Value
                                                  ----------        -----       ----------         -----
FIDELITY MAGELLAN FUND:
TCB Short Term Money Market Group Fund             $ 318,687      $ 318,687       $ 24,914       $ 24,914
Fidelity Magellan Fund                           $ 6,002,318    $ 7,484,216    $ 4,753,395    $ 4,789,563

BERNSTEIN GLOBAL VALUE FUND:
TCB Short Term Money Market                          155,299        155,299         22,126         22,126
Bernstein International Value Portfolio            2,722,217      2,915,494      2,004,606      1,970,030

BERNSTEIN INTERMEDIATE DURATION FUND:
TCB Short Term Money Market                           47,507         47,507         22,824         22,824
Bernstein Intermediate Duration Portfolio          1,728,307      1,831,294      1,387,808      1,338,182

APS CLASS A COMMON STOCK FUND:
TCB Short Term Money Market                           42,357         42,357         22,953         22,953
APS Holding Corporation Class A Common Stock         576,238        540,203        202,305        240,323

SEI STABLE ASSET FUND:
TCB Short Term Money Market                          220,660        220,660        261,372        261,372
SEI Stable Asset Fund                              3,674,281      3,674,281      2,740,910      2,740,910

PARTICIPANT LOAN ACCOUNT:
TCB Short Term Money Market                           45,662         45,662        212,077        212,077
Loans to Participants                                     -       1,032,639             -         650,251

ADMINISTRATIVE ACCOUNT:
TCB Short Term Money Market                           31,993         31,993             -              -


                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  ------------

5.  UNALLOCATED ASSETS:

At December 31, 1995, neither the Participant Loan Account nor the Administrative Account included any unallocated assets which were subsequently transferred to the Plan's investment funds. At December 31, 1994, $212,891 of such unallocated assets were included in the Loan Benefit & Payment Account and subsequently transferred to the investment funds. Such transfers were accrued in the accompanying statements of net assets available for benefits at December 31, 1994.

6.  INCOME TAXES:

The Plan obtained its latest determination letter on June 3, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Subsequent to December 31, 1995, the Plan requested a determination from the Internal Revenue Service that the Plan, as amended, met the requirements of the Internal Revenue Code of 1986. The Plan administrator and the Plan's tax counsel believe that the form of the Plan, as amended, substantially complies with the applicable qualification requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  TERMINATION PROVISION:

Although it has not expressed any intent to do so, APS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                 1995             1994
                                                                 ----             ----
Net assets available for benefits per the financial
  statements                                                 $18,225,843      $12,498,689
Amounts allocated to withdrawing participants                   (169,455)         (67,685)
                                                            ------------     ------------
Net assets available for benefits per the Form 5500          $18,056,388      $12,431,004
                                                            ------------     ------------
                                                            ------------     ------------

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  ------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                             Year Ended
                                                           December 31, 1995
                                                           -----------------

Benefits paid to participants per the financial statements    $ 837,111
Add: Amounts allocated to withdrawing participants at
  December 31, 1995                                             169,455
Less: Amounts allocated to withdrawing participants at
  December 31, 1994                                             (67,685)
                                                              ---------
Benefits paid to participants per the Form 5500               $ 938,881
                                                              ---------
                                                              ---------


Amounts allocated to withdrawing participants are recorded on the Form 5500 for participants who have withdrawn from the Plan prior to December 31 but have not yet received their account distribution.

9.  SUBSEQUENT EVENTS:

Effective January 1, 1996, the Plan increased the allowable level for all participant contributions except highly compensated participants, who are limited to five percent, to fifteen percent of compensation up to the maximum contribution allowed by the Internal Revenue Code.

In connection with the acquisition of Parts, Inc. by APS on January 25, 1996, the Parts Industries Corporation Retirement Savings Plan (the "PI Plan") was merged with the Plan, effective May 1, 1996. The amounts received from the PI Plan as a result of the merger included the following:

                                          May 1, 1996
                                          -----------

SEI Stable Asset Fund                    $ 10,144,196
Fidelity Magellan Fund                      2,383,180
Berstein Global Value Fund                  2,100,962
Berstein Intermediate Duration Fund         1,050,481
                                         ------------
                                         $ 15,678,819
                                         ------------
                                         ------------

                             SUPPLEMENTAL SCHEDULES

                          A.P.S., INC. PARTNERSHIP PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995

                                 --------------


                                              Number of        Interest                     Current
                                            Shares or Units      Rate         Cost           Value
                                            ---------------      ----         ----           -----
FIDELITY MAGELLAN FUND

  TCB Short Term Money Market Group Fund         318,687         5.79%      $ 318,687      $ 318,687

  Fidelity Magellan Fund                          87,046          N/A     $ 6,002,318    $ 7,484,216

BERNSTEIN GLOBAL VALUE FUND

  TCB Short Term Money Market Group Fund         155,299         5.79%      $ 155,299      $ 155,299

  Bernstein International Value Portfolio        272,222          N/A     $ 2,722,217    $ 2,915,494

BERNSTEIN INTERMEDIATE DURATION FUND

  TCB Short Term Money Market Group Fund          47,507         5.79%       $ 47,507       $ 47,507

  Bernstein Intermediate Duration Fund           134,456          N/A     $ 1,728,307    $ 1,831,294

APS CLASS A COMMON STOCK FUND

  TCB Short Term Money Market Group Fund          42,357         5.79%       $ 42,357       $ 42,357

  APS Holding Corporation Class A Common Stock    24,009          N/A       $ 576,238      $ 540,203

SEI STABLE ASSET FUND

  TCB Short Term Money Market Group Fund         220,660         5.79%      $ 220,660      $ 220,660

  SEI Stable Asset Fund                        3,674,281          N/A     $ 3,674,281    $ 3,674,281

PARTICIPANT LOAN ACCOUNT

  TCB Short Term Money Market Group Fund          45,662         5.79%       $ 45,662       $ 45,662

  Loans to participants                             N/A    4.125% - 10.750%        -     $ 1,032,639

ADMINISTRATIVE ACCOUNT

  TCB Short Term Money Market Group Fund          31,993         5.79%       $ 31,993       $ 31,993


                          A.P.S., INC. PARTNERSHIP PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                 --------------


                                                                                  Realized
                                                   Purchase        Sales            Gain
     Series of Transactions                       Price/Cost       Price           (Loss)
     ----------------------                       ----------       -----           ------
FIDELITY MAGELLAN FUND

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year         $ 1,716,330          N/A          N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year         $ 1,422,557    $ 1,422,557         -

Purchases of Fidelity Magellan Fund at various
  times during the year                          $ 1,248,993          N/A          N/A

BERNSTEIN GLOBAL VALUE FUND

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year           $ 741,335          N/A          N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year           $ 608,161      $ 608,161         -

Purchases of Bernstein International Value Fund
   at various times during the year              $ 3,041,923          N/A          N/A

Sales of Bernstein International Value Fund
   at various times during the year              $ 2,339,415    $ 2,728,718    $ 389,303

BERNSTEIN INTERMEDIATE DURATION FUND

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year           $ 648,415          N/A          N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year           $ 623,733      $ 623,733         -

Purchases of Bernstein Intermediate Duration Fund
   at various times during the year                $ 362,366          N/A          N/A

                          A.P.S., INC. PARTNERSHIP PLAN

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                 --------------


                                                                                      Realized
                                                            Purchase        Sales        Gain
     Series of Transactions                                Price/Cost       Price       (Loss)
     ----------------------                                ----------       -----       ------
APS CLASS A COMMON STOCK FUND

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year                    $ 471,877         N/A         N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year                    $ 452,473     $ 452,473        -

Purchases of APS Class A Common Stock
   Fund at various times during the year                    $ 372,934         N/A         N/A


SEI STABLE ASSET FUND

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year                  $ 1,483,436         N/A         N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year                  $ 1,524,148   $ 1,524,148        -

Purchases of SEI Stable Asset Fund
   at various times during the year                       $ 1,253,371         N/A         N/A

Sales of SEI Stable Asset Fund
   at various times during the year                         $ 320,000     $ 320,000        -


PARTICIPANT LOAN ACCOUNT

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year                  $ 2,372,529         N/A         N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year                  $ 2,537,943    $2,537,943        -


ADMINISTRATIVE ACCOUNT

Purchases of TCB Short Term Money Market Group
   Fund at various times during the year                  $ 1,537,818         N/A         N/A

Sales of TCB Short Term Money Market Group
   Fund at various times during the year                  $ 1,505,825    $1,505,825        -


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      June 27,1996          A.P.S., INC. PARTNERSHIP PLAN
       --------------------
                                   By: The Benefits Administration Committee
                                           of the A.P.S., Inc. Partnership Plan



                                      By:    /s/ DOUGLAS G. BECKSTETT
                                         -------------------------------
                                                 Douglas G. Beckstett


                                             /s/ E. EUGENE LAUVER
                                         -----------------------------------
                                                 E. Eugene Lauver

                                INDEX TO EXHIBITS


                                                Location of Exhibit
Exhibit                                            in Sequential
Number           Description of Document         Numbering System
- ------           -----------------------         ----------------

1           Consent of Independent Accountants